United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant:	Tesla, Inc.
Name of persons relying on exemption:	National Center for Public Policy Research
Address of persons relying on exemption:
c/o Boyden Gray PLLC
801 17th Street NW, Suite 350
Washington, DC 20006

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The National Center for Public Policy Research submits the following on behalf of Mr. Nathaniel Fischer.

PROXY MEMORANDUM

TO:	Shareholders of Tesla, Inc.
RE:	The Case for Voting FOR Proposal Three: Redomestication of Tesla From Delaware to Texas by Conversion
FROM:	Nate Fischer, Tesla Shareholder and CEO of New Founding

Nate Fischer, a Tesla shareholder, is the CEO of New Founding, a venture firm for American vitality headquartered in Dallas, Texas. New Founding builds and backs companies defined by American ideals and a positive national vision, explicitly opposes DEI/ESG and the bureaucratization of American business culture, and promotes a culture of entrepreneurship and excellence, betting on great companies, products, and customers disfavored by corrosive ideologies.1

I urge Tesla shareholders to vote FOR Proposal Three: Tesla’s Proposal to Approve the Redomestication of Tesla from Delaware to Texas by Conversion. Remaining in Delaware is no longer tenable. Delaware’s recent treatment of Tesla and ongoing trends in the state’s corporate law make it increasingly hostile to effective business leadership. Texas is an economically and culturally aligned legal home for Tesla and presents an opportunity to develop a better corporate law that is fit for Tesla’s innovative mission.

ARGUMENT

Texas is the place I wanna be. And I don’t care if I ever go to Delaware anyway.

Ray Wylie Hubbard2

I.The Status Quo in Delaware Is Untenable.

Partisan jurisdictions are increasingly weaponizing courts to target their political foes. Not just politicians, but businesses too have become the targets of an increasingly aggressive—and lucrative—partisan lawfare. For example, companies in the oil and gas and other industries currently find themselves potentially on the hook in partisan courts for collectively billions in liability on trumped-up “consumer protection” and other vague claims.3

Now Tesla is in the crosshairs. In the Tornetta decision issued earlier this year, the Delaware Court of Chancery unilaterally cancelled our company’s contract with its most valuable asset: Elon Musk. Even though Elon has delivered record-shattering growth for Tesla shareholders, the court nonetheless decided that

1 More information about New Founding is available at https://www.newfounding.com/.

2 RAY WYLIE HUBBARD, Screw You, We’re From Texas, on GROWL (Concord Music Grp. 2003).

3 See Bill of Compl. at 1–2, Alabama et al. v. California et al., No.____, (May 23, 2024), available at https://www.alabamaag.gov/wp-content/uploads/2024/05/2024.05.22-FINAL-Complaint-CA-et.-al-lawsuit.pdf (discussing climate change liability lawsuits brought against companies in state courts in California, Connecticut, Minnesota, New Jersey, and Rhode Island); see generally The Editorial Board, Opinion, Political Lawfare May Get ‘Hobbesian’, WALL ST. J. (Sept. 25, 2023), https://www.wsj.com/articles/brian-schwalb-gop-attorneys-general-arabella-crc-advisors-bh-group-e3cb9875.

his performance-pay package was not “fair.” The court glibly declared that it “dare[d] to ‘boldly go where no man has gone before,’” and framed its decision as answering the legally irrelevant but politically demagogic question: “Was the richest person in the world overpaid?”4

The court’s unserious treatment of our company’s governance in the Tornetta case is the latest—and most consequential—evidence yet of Delaware’s decline as an efficient and impartial jurisdiction for doing business. Consistent with its blue-state political incentives, Delaware is increasingly allowing its courts to be abused by activists who wield litigation as a weapon to force companies to adhere to progressive political dogmas repugnant to free enterprise and shareholder value.5 When the chips are down, Delaware cannot be trusted.

The reality is that Tesla has become a target of partisan lawfare today because many left-wing activists view Elon as a threat to their censorious regime.6 Tornetta was not the first time, nor will it be the last.

In fact, as we cast our votes for the upcoming annual meeting, law professors and other activists are apparently salivating at the prospect of Tesla being sued in Delaware yet again.7 Audaciously, the plan is reportedly to claim that our approval of Elon’s compensation (Proposal Four), when it happens, was corporate “waste”—i.e., that it was so irrational that no reasonable shareholder could have approved it, despite the fact that, at that point, Tesla shareholders would have approved the compensation plan not once, but twice. A more egregious

4 Tornetta v. Musk, 310 A.3d 430, 445, 446 (Del. Ch. 2024).

5 See William P. Barr & Jonathan Berry, Delaware Is Trying Hard to Drive Away Corporations, WALL ST. J. (Nov. 24, 2023), https://www.wsj.com/articles/delaware-is-trying-hard-to-drive-away-corporations-business-environmental-social-governance-investing-780f812a.

6 See Jeb Bush & Joe Lonsdale, Opinion, Elon Musk and Donald Trump Cases Imperil the Rule of Law, WALL ST. J. (Feb. 21, 2024), https://www.wsj.com/articles/trump-and-musk-cases-imperil-the-rule-of-law-new-york-delaware-courts-business-266a5559; Glenn H. Reynolds, The left hates Elon Musk because he’s a twin threat that doesn’t tolerate BS, N.Y. POST (May 19, 2022), https://nypost.com/2022/05/19/the-left-hates-elon-musk-because-hes-a-tycoon-they-cant-bully/.

7 See Jeff Montgomery, Tesla’s Risky Ride To Revive Musk’s Multibillion-Dollar Pay, LAW360 (Apr. 23, 2024), https://www.law360.com/articles/1827358/tesla-s-risky-ride-to-revive-musk-s-multibillion-dollar-pay.

example of ideological hubris in corporate law against business reality would be difficult to contrive.

These are not the indicators of a system that is focused on impartially upholding the rule of law. Delaware has shown its cards. The only responsible decision is to leave.

II.Texas Is An Aligned Home for Tesla.

Rising polarization along jurisdictional lines creates strategic business risk. Partisan lawfare is a painful reminder that a state’s chartering of a corporation is no mere formality. Legally speaking, it gives the state power over the corporation’s very existence. For mission-driven companies like Tesla, incorporating in economically and culturally aligned states will become increasingly essential.

That’s what Tesla’s Board has done by choosing to incorporate the company in Texas. Incorporating in Texas will align Tesla’s legal home and jurisdiction with its physical home in a state that is aligned with achieving Tesla’s innovative mission and ambitious goals.

Texas is a natural capital for businesses like Tesla. The Lone Star State’s size, energy industry, friendly tax and regulatory climate, growing talent base, and strong, values-aligned culture position it to serve as a hub for companies and startups pursuing physical-world innovation. It’s no wonder that Elon’s physical capital-intensive companies Tesla, SpaceX, and The Boring Company, are based in Texas. Over the last few years, Texas has consistently been the most popular state in the country for companies to relocate to. Today, Texas is home to more Fortune 500 headquarters than any other state.8

Texas presents the opportunity to develop corporate law aligned with Tesla’s mission

Texas’s political leadership has recognized that the state’s business prowess creates an opportunity for it to forge a better corporate law than what Delaware’s declining model offers. To that end, Texas has created a new business court system

8 See CBRE Insights, The Shifting Landscape of Headquarters Relocations: Trends and Outlook, at 7 (Dec. 2023), https://sprcdn-assets.sprinklr.com/2299/330ffb5a-45b9-4de1-b981-44f78148dc19-2865069185.pdf.

to efficiently adjudicate corporate matters and develop a clear and consistent corporate law.

Some opponents of Tesla’s reincorporation in Texas have pointed out that Texas’s new business court system is untested. But in my view, that’s an opportunity. Because Texas is an aligned state, it means Tesla can be influential in shaping the development of Texas’s corporate law. Delaware’s focus on papering process and regulating the disinterested “independence” of business leaders has overly bureaucratized corporate governance. A better corporate law would recognize the value of business leaders like Elon who have real skin in the game.

Texas’s corporate law already has the potential to develop along these lines. Texas, unlike Delaware, has a statutory provision that allows directors and officers to consider the company’s mission in exercising their fiduciary duties.9 And Texas law allows controlling shareholders greater latitude to steer their companies without second guessing by courts, which better aligns business decision-making with ownership.10

Tesla’s corporate talking points for Proposal Three have understandably emphasized that, in Texas, shareholders will have no “reduction in … litigation rights vis-à-vis Delaware.”11 But in an important respect, there is a reduction: a reduction in the “rights” of resentment-motivated activists who snipe at founders like Elon who actually create value. Texas’s enhanced permission of aligned leadership is better for companies, and better for Tesla.

Response to Glass Lewis’s recommendation against Proposal Three

9 TEX. BUS. ORG. CODE § 21.401.

10 See Ritchie v. Rupe, 443 S.W.3d 856, 876 n.27 (Tex. 2014) (“[T]his Court has never recognized a formal fiduciary duty between majority and minority shareholders in a closely-held corporation.”).

11 Tesla, Inc., Definitive Additional Materials (Schedule 14A) (May 23, 2024), https://www.sec.gov/Archives/edgar/data/1318605/000110465924064657/tm2413800d10_defa14a.htm.

The proxy voting advisory firm Glass Lewis has made several meritless arguments against Proposal Three. Tesla management has ably responded.12 I add one further response. Glass Lewis argues that if Tesla reincorporates in Texas, it will “result in litigation alleging that shareholders’ rights are being improperly weakened” and risk Tesla being “required to pay substantial monetary damages.”13 If Delaware corporate law is capricious enough to penalize companies for choosing to reincorporate in comparable sister states, that would merely emphasize the necessity of escaping its jurisdiction—as soon as possible.

For all of the above reasons, I urge Tesla shareholders to vote FOR on Proposal Three.

Sincerely,

Nate Fischer

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12 Tesla, Inc., Definitive Additional Materials (Schedule 14A) (May 29, 2024), https://www.sec.gov/Archives/edgar/data/1318605/000110465924066122/tm2413800d12_defa14a.htm.

13 Id.